

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 15, 2008

via U.S. mail

Robert D. Johnson
President and Chief Executive Officer
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

> **Re: Maxim TEP, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed August 7, 2008**
> **Amendment No. 2 to Quarterly Report on Form 10-Q**
> **for the quarter ended June 30, 2008**
> **Filed December 10, 2008**
> **File No. 0-53093**

Dear Mr. Johnson:

We have reviewed your amended quarterly report and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008

Exhibits 31.1 and 31.2

1.   We note that your officer certifications required by Exchange Act Rule 13a-14(a) are not in the exact form required by Item 601(b)(31) of Regulation S-K. For example, we note, without limitation, the references in your certifications to "the small business issuer." Please provide an undertaking that in future filings your officer certifications will be set forth in the exact form required by Item 601(b)(31).

                                    ***

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: N. Mohammed
       B. Skinner
       M. Duru
       L. Nicholson

       <u>via facsimile</u>

       Bryce Linsenmayer, Esq.
       (713) 236-5540